C21 Investments Announces Issuance of Cease Trade Order due to Delay in Filing
Annual Financial Results

VANCOUVER, June 6, 2023 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced that the British Columbia Securities Commission issued a Cease Trade Order in respect of the Company's securities as a result of a delay in the Company filing its audited annual financial statements and management discussion & analysis for the financial year ended January 31, 2023, and the CEO and CFO certificates, all as required by National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings (collectively, the "Documents").

As stated in the unaudited year-end results news release, dated June 2, 2023, the delay in filing the Documents is to allow our current and previous auditors to address an error in the tax provision for prior years. The Company will be restating the figures related to the tax provision in the accounts for the year ended January 31, 2022 (the "2022 Financial Statements"). This error is approximately $1.1 million (subject to finalisation), which was reflected in the figures included in the news release dated June 2, 2023.  The Company was not made aware of this issue with sufficient time to secure a Management Cease Trade Order.

The Company is working diligently and expeditiously with its current and previous auditors to restate the 2022 Financial Statements, complete the audit of the Company's annual financial statements for the financial year ended January 31, 2023, and file the Documents.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking information in this news release may include statements about the restatement of the 2022 Financial Statements, including the impact of such restatement on the Company's financial results, the expected filing of the Documents as well as the duration of the CTO.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including, without limitation, information based on the current state of the Documents, and discussions with the auditors of the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to risks and uncertainties arising from any delay in filing the Documents, the Company's ability to work with its current and previous auditors to restate the 2022 Financial Statements and file the Documents, the suspension from trading on the Canadian Securities Exchange of the Company's common shares as a result of the CTO, general business, economic, competitive, political and  social  uncertainties, the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.